Exhibit 12 (a)

WESTAR ENERGY, INC.

Computations of Ratio of Earnings to Fixed Charges and

Computations of Ratio of Earnings to Combined Fixed Charges

and Preferred Dividend Requirements

(Dollars in Thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings from continuing operations (a)	$293,591	$200,226	$182,139	$232,224	$221,715

Fixed Charges:
Interest expense (b)	179,272	162,217	126,986	116,973	102,703
Interest on corporate-owned life insurance borrowings	68,926	68,401	58,207	55,164	52,234
Interest applicable to rentals (b)	4,325	22,353	23,227	22,713	21,959

Total Fixed Charges (c)	252,523	252,971	208,420	194,850	176,896

Distributed income of equity investees	—	—	—	—	—

Preferred Dividend Requirements:
Preferred dividends	970	970	970	970	970
Income tax required	396	404	22	368	330

Total Preferred Dividend Requirements (d)	1,366	1,374	992	1,338	1,300

Total Fixed Charges and Preferred
Dividend Requirements	253,889	254,345	209,412	196,188	178,196

Earnings (e)	$546,114	$453,197	$390,559	$427,074	$398,611

Ratio of Earnings to Fixed Charges	2.16	1.79	1.87	2.19	2.25
Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements	2.15	1.78	1.87	2.18	2.24

(a)	Earnings from continuing operations consist of income from continuing operations before income taxes, cumulative effects of accounting changes and preferred dividends adjusted for undistributed earnings from equity investees.

(b)	As a result of consolidating variable interest entities as discussed in Note 17 of the Notes to Consolidated Financial Statements, “Variable Interest Entities,” amounts previously reported as interest applicable to rentals were reported as interest expense in 2010.

(c)	Fixed charges consist of all interest on indebtedness, interest on uncertain tax positions, interest on corporate-owned life insurance policies, amortization of debt discount and expense, and the portion of rental expense that represents an interest factor.

(d)	Preferred dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock.

(e)	Earnings are deemed to consist of earnings from continuing operations, fixed charges and distributed income of equity investees.